UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of May, 2003

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SPIRENT PLC

2. Name of shareholder having a major interest

FMR CORP. AND FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

COMPANIES NAMED IN BOX 2 ABOVE AND THEIR DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED (FMRCO)                          4,531,000
STATE STREET NOMINEES LIMITED (FMRCO)                     213,100
STATE STREET BANK & TRUST COMPANY (FMRCO)               8,052,900
STATE STREET BANK & TRUST (FMTC)                        1,644,000
STATE STREET NOMINEES LTD (FMTC)                          131,400
BROWN BROTHERS HARRIMAN (FMTC)                             86,200
MSCO (FMTC)                                               500,000
CHASE MANHATTAN BANK LONDON (FISL)                     11,359,979
HSBC (FPM)                                                619,700
CHASE NOMINEES LTD (FPM)                                7,032,896
NORTHERN TRUST (FPM)                                    2,040,200
CHASE MANHATTAN BANK LONDON (FIL)                       1,756,125
BANK OF NEW YORK BRUSSELS (FIL)                           805,100
NORTHERN TRUST (FIL)                                    3,044,100
CHASE NOMINEES LTD (FIL)                               10,286,340
BANK OF NEW YORK LONDON (FIL)                           5,006,000
NORTRUST NOMINEES LTD (FIL)                             3,107,200
STATE STREET BANK & TRUST (FIL)                           296,400
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED (FIL)        31,355,800
JP MORGAN (FIL)                                           411,000

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

1,989,805

8. Percentage of issued class

0.21%

9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH

10. Date of transaction

NOT NOTIFIED

11. Date company informed

21 MAY 2003

12. Total holding following this notification

92,279,440

13. Total percentage holding of issued class following this notification

9.79%

14. Any additional information

-

15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658

16. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY

Date of notification

22 MAY 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___May 22, 2003____                   By   ____/s/ Luke Thomas____

                                                  Deputy Secretary